UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ViewRay, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92672L107

(CUSIP Number)

Jeremy Nierman

Hudson Executive Capital LP

c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street

New York, NY 10281

(212) 521-8495

With a copy to:

Richard M. Brand
Braden McCurrach

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107	Page 2

1	NAME OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%*
14	TYPE OF REPORTING PERSON PN, IA

* All percentage calculations set forth herein are based upon the aggregate of 181,415,780 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2022.

CUSIP No. 92672L107	Page 3

1	NAME OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%*
14	TYPE OF REPORTING PERSON PN, IA

* All percentage calculations set forth herein are based upon the aggregate of 181,415,780 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022.

CUSIP No. 92672L107	Page 4

1	NAME OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,752,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.68%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 181,415,780 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022.

CUSIP No. 92672L107	Page 5

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 24, 2020 (as amended and supplemented through the date of this Amendment No. 2, the “Schedule 13D”), relating to their beneficial ownership in the common stock, par value $0.01 per share (the “Shares”) of ViewRay, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.

The Reporting Persons beneficially own an aggregate of 15,752,093 Shares (the “Subject Shares”). The Subject Shares represent approximately 8.68% of the issued and outstanding Shares based on 181,415,780 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2022.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The information set forth in Item 6 is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

On January 20, 2023, Hudson Executive and the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”).

Pursuant to the Cooperation Agreement:

•	Sai Nanduri, a Senior Investment Analyst of Hudson Executive (the “Observer”), has been appointed as an observer of the Issuer’s Board of Directors (the “Board”). The Company has agreed to fill any vacancy on the Board arising during the term of the Cooperation Agreement with the Observer or any successor Observer appointed by Hudson Executive;

•	At any annual or special meeting of shareholders of the Issuer during the Standstill Period (as defined below), Hudson Executive has agreed to appear in person or by proxy at such meeting and to vote all shares of Common Stock over which Hudson Executive, its affiliates or associates has voting power (A) in favor of all directors nominated by the Board for election at any such meeting, (B) in accordance with the Board’s recommendations with respect to any proposal submitted to the shareholders of the Issuer, provided that Hudson Executive will be permitted to vote in its discretion on any extraordinary transaction; and

•	Hudson Executive has agreed to refrain from taking certain actions with respect to the Issuer during the Standstill Period.

The term of the Cooperation Agreement continues until the earlier of (A) January 1, 2024 and (B) the date that is thirty (30) days prior to the deadline under the Issuer’s bylaws for director nominations for the 2024 Annual Meeting (the “Expiration Date”). Under the Cooperation Agreement, the “Standstill Period” continues until the later of (1) the Expiration Date and (2) if the Observer or any successor Observer is appointed to the Board, the date such person ceases to serve as a director on the Board. The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 4 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 4	Cooperation Agreement, dated January 20, 2023, by and between ViewRay, Inc. and Hudson Executive Capital LP.

CUSIP No. 92672L107	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2023

HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

/s/ Douglas L. Braunstein
Douglas L. Braunstein

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 4	Cooperation Agreement, dated January 20, 2023, by and between ViewRay, Inc. and Hudson Executive Capital LP.